UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 26, 2020

Equitrans Midstream Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	001-38629	83-0516635
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Energy Drive Canonsburg, Pennsylvania	15317
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (724) 271-7600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	ETRN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Agreement and Plan of Merger

On February 26, 2020, Equitrans Midstream Corporation, a Pennsylvania corporation (Equitrans Midstream), EQM LP Corporation, a Delaware corporation and a wholly owned subsidiary of Equitrans Midstream (EQM LP), LS Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of EQM LP (Merger Sub), EQM Midstream Partners, LP, a Delaware limited partnership (EQM), and EQGP Services, LLC, a Delaware limited liability company, a wholly owned subsidiary of Equitrans Midstream and the general partner of EQM (the EQM General Partner), entered into an Agreement and Plan of Merger (the EQM Merger Agreement), pursuant to which Merger Sub, will merge with and into EQM (the EQM Merger), with EQM continuing and surviving as an indirect, wholly owned subsidiary of Equitrans Midstream following the EQM Merger.

Under the terms of the EQM Merger Agreement, and subject to the satisfaction or waiver of certain conditions therein, at the effective time of the EQM Merger (the Effective Time), (i) each outstanding EQM common unit (each, an EQM Common Unit), other than EQM Common Units owned by Equitrans Midstream and its subsidiaries (each, a Public Common Unit), will be converted into the right to receive, subject to adjustment as described in the EQM Merger Agreement, 2.44 shares of Equitrans Midstream common stock, no par value (Equitrans Midstream common stock) (the Merger Consideration); (ii) (x) $600.0 million of the Series A Perpetual Convertible Preferred Units (each, a Series A Preferred Unit) issued and outstanding immediately prior to the Effective Time will be redeemed by EQM, and (y) the remaining portion of the Series A Preferred Units issued and outstanding immediately prior to the Effective Time will be exchanged for shares of a newly authorized and created series of preferred stock, without par value, of Equitrans Midstream, convertible into Equitrans Midstream common stock (the ETRN Preferred Shares); and (iii) each outstanding phantom unit relating to an EQM Common Unit issued pursuant to the Amended and Restated EQGP Services, LLC 2012 Long-Term Incentive Plan, dated as of February 22, 2019 (the EQM LTIP), and any other award issued pursuant to the EQM LTIP, whether vested or unvested, will be converted into the right to receive, with respect to each EQM Common Unit subject thereto, the Merger Consideration (plus any accrued but unpaid amounts in relation to distribution equivalent rights), less applicable tax withholding. The interests in EQM owned by Equitrans Midstream and its subsidiaries (including the Class B units representing limited partner interests of EQM) will remain outstanding as limited partner interests in the surviving entity. The EQM General Partner will continue to own the non-economic general partner interest in the surviving entity.

The Board of Directors of Equitrans Midstream (the Board), by unanimous vote, (i) determined that the execution, delivery and performance of the EQM Merger Agreement and the transactions contemplated thereby, including the EQM Merger (the Transactions), and the issuance of Equitrans Midstream common stock as the Merger Consideration (the Equitrans Midstream Stock Issuance), are in the best interests of Equitrans Midstream and the holders of the outstanding shares of Equitrans Midstream common stock (the ETRN Shareholders), (ii) approved the execution, delivery and performance of the EQM Merger Agreement, the Transactions and the Equitrans Midstream Stock Issuance, and (iii) resolved to submit the approval of the Equitrans Midstream Stock Issuance to a vote of the ETRN Shareholders and recommend that the ETRN Shareholders approve the Equitrans Midstream Stock Issuance.

The Conflicts Committee (the EQM Conflicts Committee) of the Board of Directors of the EQM General Partner (the EQM Board), by unanimous vote, (i) determined that the EQM Merger Agreement and the Transactions are in the best interests of EQM, its subsidiaries and each holder of Public Common Units (each, an Unaffiliated Partnership Unitholder), (ii) approved the EQM Merger Agreement and the Transactions (the foregoing constituting “Special Approval” as defined in EQM’s Fourth Amended and Restated Agreement of Limited Partnership dated as of April 10, 2019, as amended (the Partnership Agreement)), (iii) recommended that the EQM Board approve the EQM Merger Agreement and the execution, delivery and performance of the EQM Merger Agreement and the Transactions, and (iv) resolved, and recommended that the EQM Board resolve, to recommend approval of the EQM Merger Agreement and the EQM Merger by the limited partners of EQM.

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The EQM Board (acting, in part, upon the recommendation of the EQM Conflicts Committee), by unanimous vote, (i) determined that the terms of the EQM Merger Agreement and the Transactions are in the best interests of EQM, its subsidiaries and the limited partners of EQM, (ii) approved the EQM Merger Agreement, the execution, delivery and performance of the EQM Merger Agreement and the Transactions and (iii) resolved to submit the EQM Merger Agreement to a vote of the limited partners of EQM and recommend that the limited partners of EQM approve the EQM Merger Agreement and the EQM Merger.

EQM has agreed to, and the EQM General Partner will use its reasonable best efforts to cause EQM to, cease and cause to be terminated any discussions or negotiations with any person conducted heretofore with respect to a competing acquisition proposal, not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative business combinations, subject to certain exceptions with respect to unsolicited proposals received by EQM. In addition, EQM has agreed to call a special meeting of the holders of EQM Common Units (the EQM Special Meeting) to approve the EQM Merger Agreement. The EQM Conflicts Committee may, subject to certain conditions, change its recommendation in favor of approval of the EQM Merger Agreement and the EQM Merger if, in connection with receipt of a superior proposal or the occurrence of a Partnership Changed Circumstance (as defined in the EQM Merger Agreement), it determines in good faith that failure to take such action would constitute a breach of, or otherwise be inconsistent with, its duties under applicable law, as modified by the Partnership Agreement. However, even if the EQM Conflicts Committee changes its recommendation, the EQM Merger Agreement and the EQM Merger require EQM to submit the EQM Merger Agreement for approval by the limited partners of EQM.

The EQM Merger Agreement contains representations and warranties from the parties and indemnification obligations, and each party has agreed to certain covenants, including, among others, covenants relating to, among others, (i) the conduct of business during the interim period between the execution of the EQM Merger Agreement and the Effective Time and (ii) the obligation to use reasonable best efforts to cause the EQM Merger to be consummated.

Completion of the EQM Merger is conditioned upon, among others: (i) approval (the Partnership Approval) of the EQM Merger Agreement and the EQM Merger by holders of a majority of the outstanding EQM Common Units, Class B units, and Series A Preferred Units, with such Series A Preferred Units treated as EQM Common Units on an as-converted basis, voting together as a single class; (ii) approval (the ETRN Shareholder Approval) of the Equitrans Midstream Stock Issuance by a majority of votes cast at a special meeting of holders of shares of Equitrans Midstream common stock (the ETRN Special Meeting); (iii) there being no law or injunction prohibiting consummation of the transactions contemplated under the EQM Merger Agreement; (iv) the effectiveness of a registration statement on Form S-4, and no stop order suspending the effectiveness of such registration statement, relating to the issuance of shares of Equitrans Midstream common stock pursuant to the EQM Merger Agreement; (v) approval for listing on the New York Stock Exchange of the shares of Equitrans Midstream common stock issuable pursuant to the EQM Merger Agreement; (vi) subject to specified materiality standards, the accuracy of certain representations and warranties of each party; (vii) the delivery of a tax opinion to Equitrans Midstream in form and substance approved by EQT Corporation, a Pennsylvania corporation (EQT), satisfying the requirements of an unqualified tax opinion (as defined in the Tax Matters Agreement, dated November 12, 2018, between EQT and Equitrans Midstream) with respect to the transactions contemplated by the EQM Merger Agreement; (viii) compliance with, or waiver, if permissible, by the respective parties in all material respects with their respective covenants; and (ix) closing of the Restructuring (as defined below).

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The EQM Merger Agreement contains provisions granting each of Equitrans Midstream and EQM the right to terminate the EQM Merger Agreement for certain reasons, including, among others, (i) by the mutual written consent of Equitrans Midstream and EQM; (ii) if the EQM Merger has not been consummated on or before August 26, 2020; (iii) if any law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority shall be in effect, and has become final and nonappealable, enjoining, restraining, preventing or prohibiting the consummation of the Transactions or making the consummation of the Transactions illegal; (iv) if the EQM Special Meeting shall have concluded and the Partnership Approval shall not have been obtained; (v) if the ETRN Special Meeting shall have concluded and the ETRN Shareholder Approval shall not have been obtained or (vi) if a Partnership Adverse Recommendation Change (as defined in the EQM Merger Agreement) shall have occurred prior to receipt of the Partnership Equityholder Approval (as defined the EQM Merger Agreement) (provided that the Partnership may only terminate as a result of Partnership Changed Circumstances (as defined in the EQM Merger Agreement)). The EQM Merger Agreement contains provisions granting Equitrans Midstream the right to terminate the EQM Merger Agreement for certain reasons, including if EQM or the EQM General Partner shall have breached or failed to perform its representations, warranties, covenants or agreements set forth in the EQM Merger Agreement, which breach or failure (x) would give rise to a failure of certain of the conditions to Equitrans Midstream’s obligations to consummate the Transactions under the EQM Merger Agreement and (y) is incapable of being cured or is not cured within the earlier of 30 days of written notice of such breach or failure by Equitrans Midstream, provided Equitrans Midstream shall not have the right to terminate if Equitrans Midstream, EQM LP or Merger Sub are in material breach of any of their representations, warranties, covenants or agreements contained in the EQM Merger Agreement, or (c) prior to receipt of Partnership Approval, EQM is in Willful Breach (as defined in the EQM Merger Agreement) of its obligations set forth under the non-solicitation provisions of the EQM Merger Agreement; provided Equitrans Midstream shall not have the right to terminate if Equitrans Midstream, EQM LP or Merger Sub are in material breach of any of its representations, warranties, covenants or agreements contained in the EQM Merger Agreement. The EQM Merger Agreement contains provisions granting EQM the right to terminate the EQM Merger Agreement if (a) Equitrans Midstream has breached or failed to perform its representations, warranties, covenants or agreements set forth in the EQM Merger Agreement, which breach or failure (1) would give rise to a failure of certain of the conditions to EQM’s obligations to consummate the Transactions under the EQM Merger Agreement and (2) is incapable of being cured or is not cured within the earlier of 30 days of written notice of such breach or failure by EQM, provided EQM shall not have the right to terminate if EQM or the EQM General Partner is in material breach of any of its representations, warranties, covenants or agreements contained in the EQM Merger Agreement or (b) prior to receipt of the Partnership Approval (as defined in the EQM Merger Agreement), in order to enter into an agreement providing for a Superior Proposal (as defined in the EQM Merger Agreement). Upon termination of the EQM Merger Agreement under certain circumstances, EQM will be obligated to (i) pay Equitrans Midstream a termination fee equal to $36.5 million and/or (ii) reimburse Equitrans Midstream for its expenses in an amount not to exceed $10.0 million. The EQM Merger Agreement also provides that upon termination of the EQM Merger Agreement under certain circumstances, Equitrans Midstream will be obligated to reimburse EQM for its expenses in an amount not to exceed $10.0 million.

The EQM Merger Agreement is attached as Exhibit 2.1 to this Current Report on Form 8-K (this Current Report) and incorporated into this Item 1.01 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the EQM Merger Agreement and is qualified in its entirety by the terms and conditions of the EQM Merger Agreement. It is not intended to provide any other factual information about Equitrans Midstream, EQM, the EQM General Partner or their respective subsidiaries and affiliates. The EQM Merger Agreement contains representations and warranties by each of the parties to the EQM Merger Agreement, which were made only for purposes of the EQM Merger Agreement and as of specified dates. The representations, warranties and covenants in the EQM Merger Agreement were made solely for the benefit of the parties to the EQM Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the EQM Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Equitrans Midstream, EQM, the EQM General Partner or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the EQM Merger Agreement, which subsequent information may or may not be fully reflected in Equitrans Midstream’s or EQM’s public disclosures.

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Preferred Restructuring Agreement

On February 26, 2020, Equitrans Midstream and EQM entered into a Preferred Restructuring Agreement (the Restructuring Agreement) with all of the holders of Series A Preferred Units (collectively, the Investors), pursuant to which (i) EQM will redeem $600.0 million of the Investor's Series A Preferred Units issued and outstanding immediately prior to the effective time of the Restructuring Agreement and (ii) the remaining portion of the Series A Preferred Units issued and outstanding immediately prior to the effective time of the Restructuring Agreement will be exchanged for ETRN Preferred Shares on a one for one basis (the Private Placement), in each case, in connection with the occurrence of the “Series A Change of Control” (as defined in the Partnership Agreement) that will occur upon the closing of the EQM Merger (the Restructuring). The ETRN Preferred Shares to be issued in the Private Placement have not been registered under the Securities Act of 1933, as amended (the Securities Act), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

The Restructuring is expected to close substantially concurrent with the closing of the EQM Merger (the Restructuring Closing), subject to the delivery of certain closing deliverables and certain closing conditions, including, among others: (i) the continued accuracy of the representations and warranties contained in the Restructuring Agreement; (ii) the performance by each party of its respective obligations under the Restructuring Agreement; (iii) the absence of any suit, action or proceeding by any governmental authority restraining, precluding, enjoining or prohibiting the Restructuring; (iv) the closing of the EQM Merger either prior to or concurrently with the Restructuring Closing; and (v) the execution of certain agreements and delivery of certain documents related to the Restructuring, including the certificate of designations to be filed by Equitrans Midstream with the Pennsylvania Department of State at the Restructuring Closing (the Certificate of Designations) and a registration rights agreement to be entered into by and among Equitrans Midstream and the Investors (the Registration Rights Agreement), each in substantially the form attached as an exhibit to the Restructuring Agreement.

Pursuant to the Restructuring Agreement, in connection with the Restructuring Closing, Equitrans Midstream will file the Certificate of Designations with the Pennsylvania Department of State in substantially the form attached as an exhibit to the Restructuring Agreement to, among other things, authorize and establish the designations, rights and preferences of the ETRN Preferred Shares.

The ETRN Preferred Shares are a new class of security that will rank pari passu with any other outstanding class or series of preferred stock of Equitrans Midstream and senior to Equitrans Midstream common stock with respect to dividend rights and rights upon liquidation. The ETRN Preferred Shares will vote on an as-converted basis with the Equitrans Midstream common stock and will have certain other class voting rights with respect to any amendment to the Certificate of Designations or Equitrans Midstream’s articles of incorporation that would be adverse (other than in a de minimis manner) to any of the rights, preferences or privileges of the ETRN Preferred Shares.

The holders of the ETRN Preferred Shares will receive cumulative quarterly dividends at a rate per annum of 9.75% for each quarter ending on or before March 31, 2024, and thereafter the quarterly dividends at a rate per annum equal to the sum of (i) three-month LIBOR as of a LIBOR Determination Date (as defined in the Certificate of Designations) in respect of the applicable quarter and (ii) 8.15%; provided that the rate per annum shall not be less than 10.50%. Equitrans Midstream will not be entitled to pay any dividends on any junior securities, including any of the Equitrans Midstream common stock, prior to paying the quarterly dividends payable to the ETRN Preferred Shares, including any previously accrued and unpaid dividends.

Each holder of the ETRN Preferred Shares may elect to convert all or any portion of the ETRN Preferred Shares owned by it into Equitrans Midstream common stock initially on a one-for-one basis, subject to certain anti-dilution adjustments and an adjustment for any dividends that have accrued but not been paid when due and partial period dividends (referred to as the “conversion rate”), at any time (but not more often than once per fiscal quarter) after April 10, 2021 (or earlier liquidation, dissolution or winding up of Equitrans Midstream), provided that any conversion is for at least $20.0 million (calculated based on the closing price of the Equitrans Midstream common stock on the trading day preceding notice of the conversion) or such lesser amount if such conversion relates to all of a holder’s remaining ETRN Preferred Shares.

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Equitrans Midstream may elect to convert all or any portion of the ETRN Preferred Shares for Equitrans Midstream common stock at any time (but not more often than once per quarter) after April 10, 2021 if (i) the shares of Equitrans Midstream common stock are listed for, or admitted to, trading on a national securities exchange, (ii) the closing price per share of Equitrans Midstream common stock on the national securities exchange on which the shares of Equitrans Midstream common stock are listed for, or admitted to, trading exceeds 140% of the price at which the shares of Equitrans Midstream common stock were issued for the 20 consecutive trading days immediately preceding notice of the conversion, (iii) the average daily trading volume of the shares of Equitrans Midstream common stock on the national securities exchange on which the shares of Equitrans Midstream common stock are listed for, or admitted to, trading exceeds 1,000,000 shares of Equitrans Midstream common stock for the 20 consecutive trading days immediately preceding notice of the conversion, (iv) Equitrans Midstream has an effective registration statement on file with the Securities and Exchange Commission covering resales of the shares of Equitrans Midstream common stock to be received by such holders upon any such conversion and (v) Equitrans Midstream has paid all accrued quarterly dividends in cash to the holders.

Upon certain events involving a Change of Control (as defined in the Certificate of Designations) in which more than 90% of the consideration payable to the holders of the Equitrans Midstream common stock is payable in cash, the ETRN Preferred Shares will automatically convert into Equitrans Midstream common stock at a conversion ratio equal to the issue price of the ETRN Preferred Shares (the ETRN Preferred Shares Issue Price) multiplied by 110% plus any unpaid dividends on such date and any partial period dividend with respect to the ETRN Preferred Shares for the quarter in which the conversion occurs, divided by the ETRN Preferred Shares Issue Price.

In connection with other Change of Control events that do not satisfy the 90% cash consideration threshold described above, in addition to certain other conditions, each holder of ETRN Preferred Shares may elect to (a) convert all, but not less than all, of its ETRN Preferred Shares into Equitrans Midstream common stock at the then applicable conversion rate, (b) if Equitrans Midstream is not the surviving entity (or if Equitrans Midstream is the surviving entity, but the Equitrans Midstream common stock will cease to be listed), require Equitrans Midstream to use commercially reasonable efforts to cause the surviving entity in any such transaction to issue a substantially equivalent security (or if Equitrans Midstream is unable to cause such substantially equivalent securities to be issued, to convert into Equitrans Midstream common stock at a premium of 110% of the ETRN Preferred Shares Issue Price), (c) if Equitrans Midstream is the surviving entity, continue to hold the ETRN Preferred Shares or (d) require Equitrans Midstream to redeem the ETRN Preferred Shares at a price per share equal to 101% of the ETRN Preferred Shares Issue Price, plus accrued and unpaid dividends on the applicable ETRN Preferred Shares and any partial period dividends for the quarter in which the redemption occurs, which redemption price may be payable in cash, Equitrans Midstream common stock or a combination thereof at the election of the Board (and, if payable in Equitrans Midstream common stock, such Equitrans Midstream common stock will be issued at 95% of the VWAP of the Equitrans Midstream common stock for the 20-day period ending on the fifth trading day immediately preceding the consummation of the Change of Control). Any holder of ETRN Preferred Shares that requires Equitrans Midstream to redeem its ETRN Preferred Shares pursuant to clause (d) above will have the right to withdraw such election with respect to all, but not less than all, of its ETRN Preferred Shares at any time prior to the fifth trading day immediately preceding the consummation of the Change of Control and instead elect to be treated in accordance with any of clauses (a), (b) or (c) above.

At any time on or after January 1, 2024, Equitrans Midstream will have the right to redeem ETRN Preferred Shares, in whole or in part, by paying cash for each ETRN Preferred Share to be redeemed in an amount equal to the greater of (a) the sum of (i)(1) the ETRN Preferred Shares Issue Price multiplied by (2) 110%, plus (ii) any unpaid dividends on such date and any partial period dividend with respect to the ETRN Preferred Shares for the quarter in which the conversion occurs and (b) the amount the holder of such ETRN Preferred Share would receive if such holder had converted such ETRN Preferred Share into shares of Equitrans Midstream common stock at the applicable conversion ratio and Equitrans Midstream liquidated immediately thereafter.

Pursuant to the terms of the Restructuring Agreement, in connection with the Restructuring Closing, Equitrans Midstream has agreed to enter into the Registration Rights Agreement pursuant to which, among other things, Equitrans Midstream will give the Investors certain rights to require Equitrans Midstream to file and maintain one or more registration statements with respect to the resale of the ETRN Preferred Shares and the shares of Equitrans Midstream common stock that are issuable upon conversion of the ETRN Preferred Shares, and to require Equitrans Midstream to initiate underwritten offerings for the ETRN Preferred Shares and the shares of Equitrans Midstream common stock that are issuable upon conversion of the ETRN Preferred Shares.

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The Restructuring Agreement is attached hereto as Exhibit 10.1 to this Current Report and incorporated into this Item 1.01 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Restructuring Agreement and is qualified in its entirety by the terms and conditions of the Restructuring Agreement. It is not intended to provide any other factual information about Equitrans Midstream, EQM or their subsidiaries and affiliates. The Restructuring Agreement contains representations and warranties by each of the parties to the Restructuring Agreement, which were made only for purposes of the Restructuring Agreement and as of specified dates. The representations and warranties in the Restructuring Agreement were made solely for the benefit of the parties to the Restructuring Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Restructuring Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Equitrans Midstream, EQM or any of their subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Restructuring Agreement, which subsequent information may or may not be fully reflected in Equitrans Midstream’s or EQM’s public disclosures.

EQT Global GGA

On February 26, 2020 (the EQT Global GGA Effective Date), EQM Gathering Opco, LLC, a Delaware limited liability company and a wholly owned subsidiary of EQM (EQM Opco), entered into a Gas Gathering and Compression Agreement (the EQT Global GGA) with EQT, EQT Production Company, a Pennsylvania corporation and wholly owned subsidiary of EQT (EQT Production), Rice Drilling B LLC, a Delaware limited liability company and wholly owned subsidiary of EQT (Rice Drilling), and EQT Energy, LLC, a Delaware limited liability company and wholly owned subsidiary of EQT (EQT Energy and, together with EQT, EQT Production and Rice Drilling, the Producer), for the provision by EQM Opco of gas gathering services to Producer in the Marcellus and Utica Shales of Pennsylvania and West Virginia. Effective as of the EQT Global GGA Effective Date, Producer will be subject to an initial annual minimum volume commitment of 3.0 billion cubic feet of natural gas per day. The EQT Global GGA runs from the EQT Global GGA Effective Date through December 31, 2035, and will renew year to year thereafter unless terminated by the Producer or EQM Opco. Pursuant to the EQT Global GGA, EQM Opco shall have certain obligations to build additional connections to connect additional of Producer’s wells to the gathering system which are subject to geographical limitations in relation to the dedicated area in Pennsylvania and West Virginia as well as the distance to the then-existing gathering system.

In addition to the fees related to gathering services, the EQT Global GGA provides for potential cash bonus payments payable by EQT to EQM during the period beginning on the in-service date of the Mountain Valley Pipeline (the MVP) until the earlier of (i) 36 months following the in-service date of the MVP or (ii) December 31, 2024. The potential cash bonus payments are conditioned upon the quarterly average of the NYMEX Henry Hub Natural Gas Spot Price exceeding certain price thresholds.

Following the MVP in-service date, the gathering fees payable by EQT to EQM (or its affiliates) set forth in the EQT Global GGA are subject to potential reductions for certain contract years set forth in the EQT Global GGA, conditioned upon the in-service date of the MVP, which provide for estimated aggregate fee relief of $270 million in the first year after the in-service date of the MVP, $230 million in the second year after the in-service date of the MVP, and $35 million in the third year after the in-service date of the MVP. In addition, if the MVP in-service date has not occurred by January 1, 2022, EQT has an option, exercisable for a period of twelve months, to forgo $145 million of the gathering fee relief in the first year after the MVP in-service date and $90 million of the gathering fee relief in the second year after the MVP in-service date in exchange for a cash payment from EQM to EQT in the amount of $196 million.

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The foregoing summary has been included to provide investors and security holders with information regarding the terms of the EQT Global GGA and is qualified in its entirety by the terms and conditions of the EQT Global GGA, a copy of which will be filed as an exhibit to a subsequent filing with the Securities and Exchange Commission (the SEC) by Equitrans Midstream. It is not intended to provide any other factual information about Equitrans Midstream, EQM or their respective subsidiaries and affiliates.

Credit Letter Agreement

On February 26, 2020, EQM and EQT Energy entered into a letter agreement (the Credit Letter Agreement), pursuant to which, among other things, (i) EQM agreed to relieve certain credit posting requirement for EQT, in an amount up to approximately $250.0 million, under its commercial agreements with EQM, subject to EQT maintaining a minimum credit rating from two of the three rating agencies of (a) Ba3 with Moody’s Investor Services, Inc., (b) BB- with S&P Global Ratings and (c) BB- with Fitch Investor Services, and (ii) EQM agreed to use commercially reasonable good faith efforts to negotiate similar credit support arrangements for EQT in respect of its commitments to the MVP joint venture.

The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Credit Letter Agreement and is qualified in its entirety by the terms and conditions of the Credit Letter Agreement, a copy of which will be filed as an exhibit to a subsequent filing with the SEC by Equitrans Midstream. It is not intended to provide any other factual information about Equitrans Midstream, EQM or their respective subsidiaries and affiliates.

Water Services Letter Agreement

On February 26, 2020, EQM Opco and/or certain affiliated entities (the Service Provider) entered into a letter agreement with EQT Production, Rice Drilling and/or certain affiliated entities (the Customer), pursuant to which Customer agreed to utilize the Service Provider for the provision of water services under one or more water services agreements (the Water Services Letter Agreement). The Water Services Letter Agreement is effective as of the first day of the first month following the MVP in-service date and shall expire on the fifth anniversary of such date. During each year of the Water Services Letter Agreement, Customer agreed that fees incurred to Service Provider for services pursuant to the Water Services Letter Agreement shall be equal to or greater than $60.0 million per year.

The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Water Services Letter Agreement and is qualified in its entirety by the terms and conditions of the Water Services Letter Agreement, a copy of which will be filed as an exhibit in a subsequent filing with the SEC by Equitrans Midstream. It is not intended to provide any other factual information about Equitrans Midstream or its subsidiaries and affiliates or EQM. Investors should not rely on any descriptions thereof as characterizations of the actual state of facts or condition of Equitrans Midstream or any of its subsidiaries or affiliates or EQM.

Share Purchase Agreements

On February 26, 2020, Equitrans Midstream entered into two share purchase agreements (the Share Purchase Agreements) with EQT, pursuant to which (i) Equitrans Midstream will purchase 4,769,496 shares of Equitrans Midstream common stock (the Cash Shares) from EQT in exchange for approximately $46 million in cash, (ii) Equitrans Midstream will purchase 20,530,256 shares of Equitrans Midstream common stock (the Rate Relief Shares and, together with the Cash Shares, the Share Purchases) from EQT in exchange for a promissory note (the Rate Relief Note) representing approximately $196 million in aggregate principal amount, and (iii) Equitrans Midstream will pay to EQT cash in the amount of approximately $7 million. At the Share Purchase Closing (as defined below), EQT will assign the Rate Relief Note to EQM as consideration for certain commercial terms, including potential reductions in gathering fees, contemplated in the EQT Global GGA.

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The Board, by unanimous vote, determined that the execution, delivery and performance of the Share Purchase Agreements and the transactions contemplated thereby are in the best interests of Equitrans Midstream and the ETRN Shareholders and approved the Share Purchase Agreements and the transactions contemplated thereby.

The Share Purchase Agreements contain certain representations, warranties, covenants and conditions to closing, including the termination of certain existing credit agreements. The transactions contemplated by the Share Purchase Agreements are expected to close in early March 2020 (the Share Purchase Closing).

Equitrans Midstream intends to use borrowings under the anticipated Intercompany Loan to fund the purchase of the Cash Shares contemplated by the Share Purchase Agreements in addition to other uses of proceeds. Additionally, at the Share Purchase Closing, Equitrans Midstream will issue the Rate Relief Note to EQT in exchange for the Rate Relief Shares, and EQT will immediately thereafter assign the Rate Relief Note to EQM.

The interest rate for the Rate Relief Note will be fixed at 7.0% per annum and interest payments will be due semi-annually in arrears commencing on the earlier of (i) March 31, 2022 and (ii) the MVP in-service date. The Rate Relief Note will mature on February 29, 2024. The holder of the Rate Relief Note will be able to accelerate amounts payable under the Rate Relief Note upon Equitrans Midstream’s failure to pay debts as they become due and other customary events of default. Equitrans Midstream will be able to prepay the Rate Relief Note in whole or in part at any time without premium or penalty.

The Share Purchase Agreements are attached as Exhibits 10.2 and 10.3 to this Current Report and incorporated into this Item 1.01 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Share Purchase Agreements and is qualified in its entirety by the terms and conditions of the Share Purchase Agreements. It is not intended to provide any other factual information about Equitrans Midstream or its subsidiaries and affiliates or EQT. The Share Purchase Agreements contain representations and warranties by each of the parties to the Share Purchase Agreements, which were made only for purposes of the Share Purchase Agreements and as of specified dates. The representations, warranties and covenants in the Share Purchase Agreements were made solely for the benefit of the parties to the Share Purchase Agreements and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Share Purchase Agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Equitrans Midstream or any of its subsidiaries or affiliates or EQT. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Share Purchase Agreements, which subsequent information may or may not be fully reflected in Equitrans Midstream’s public disclosures.

Item 1.02. Termination of a Material Definitive Agreement.

On the EQT Global GGA Effective Date, the following material contracts will terminate:

•	Jupiter Gas Gathering Agreement, effective as of May 1, 2014, by and among EQT Production and EQT Energy, on the one hand, and EQM Opco, on the other hand, as amended by Amendment No. 1 to Jupiter Gas Gathering Agreement, dated as of December 17, 2014, Amendment No. 2 to Jupiter Gas Gathering Agreement, dated as of October 26, 2015, Amendment No. 3 to Jupiter Gas Gathering Agreement, dated as of August 1, 2016, Amendment No. 4 to Jupiter Gas Gathering Agreement, dated as of June 1, 2017, Amendment No. 5 to Jupiter Gas Gathering Agreement, dated as of October 1, 2017, and Amendment No. 6 to Jupiter Gas Gathering Agreement, dated as of March 1, 2019.
•	Gas Gathering Agreement for the Mercury, Pandora, Pluto and Saturn Gas Gathering Systems, effective as of March 1, 2015, by and among EQT Production and EQT Energy, on the one hand, and EQM Opco, as amended by Amendment No. 1 to Gas Gathering Agreement for the Mercury, Pandora, Pluto and Saturn Gas Gathering Systems, dated as of September 18, 2015, Amendment No. 2 to Gas Gathering Agreement for the Mercury, Pandora, Pluto and Saturn Gas Gathering Systems, dated as of March 30, 2017, and Amendment No. 3 to Gas Gathering for Mercury, Pandora, Pluto, and Saturn Gas Gathering Systems, dated June 1, 2019.

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•	Second Amended and Restated Gas Gathering and Compression Agreement, dated as of March 31, 2017, by and between Rice Drilling and EQM Olympus Midstream LLC (formerly known as Rice Olympus Midstream LLC).
•	Gas Gathering Agreement for the WG-100 Gas Gathering System, effective as of March 1, 2015, by and among EQT Production and EQT Energy, on the one hand, and EQM Opco, on the other hand, as amended by Amendment No. 1 to Gas Gathering Agreement for the WG-100 Gas Gathering System, dated as of April 1, 2017, and Amendment No. 2 to Gas Gathering Agreement for the WG-100 Gas Gathering System, dated June 1, 2019.
•	Gas Gathering and Compression Agreement, dated as of December 22, 2014, by and among Rice, RM Partners LP (formerly known as Rice Midstream Partners LP) and Alpha Shale Resources LP, as amended by the First Amendment to Gas Gathering and Compression Agreement, effective as of October 19, 2016.
•	Sixth Amended and Restated Cracker Jack Gas Gathering Agreement, dated as of February 28, 2017, by and among EQM Poseidon Midstream LLC (formerly known as Rice Poseidon Midstream LLC), EQT Energy and EQT Production, as amended by that certain First Amendment to Sixth Amended and Restated Cracker Jack Gas Gathering Agreement, dated December 1, 2019.

Item 3.02. Unregistered Sale of Equity Securities.

The information in Item 1.01 “Preferred Restructuring Agreement” above is incorporated herein by reference.

Item 8.01. Other Events.

Intercompany Loan Agreement

In order to fund the prepayment of amounts outstanding under the ETRN Term Loan Credit Agreement (defined below) and the purchase of the Cash Shares contemplated by the Share Purchase Agreements, Equitrans Midstream intends to enter into a senior unsecured term loan agreement (the Intercompany Loan Agreement) by and among EQM, as lender, and Equitrans Midstream, as borrower, pursuant to which Equitrans Midstream will borrow the stated principal amount of $650.0 million (the Intercompany Loan) from EQM. The Intercompany Loan Agreement is expected to close in early March 2020 and has an anticipated maturity date in March 2023. It is anticipated that EQM will have the option to accelerate the maturity of the Intercompany Loan upon Equitrans Midstream’s failure to pay interest and other obligations as they become due (subject to certain specified grace periods) and upon other customary events of default. It is anticipated that interest on the Intercompany Loan will accrue and be payable semi-annually in arrears starting in September 2020 at an interest rate of 7.0% per annum, subject to an additional 2.0% per annum during the occurrence and continuance of certain events of default. The Intercompany Loan Agreement is expected to be a general unsecured, senior obligation of Equitrans Midstream and is expected to contain certain customary representations and covenants, including a limitation on indebtedness, subject to certain exceptions to be enumerated therein. Equitrans Midstream is expected to have the option to prepay the Intercompany Loan in whole or in part at any time without premium or penalty but to be unable to reborrow any Intercompany Loan prepaid. EQM expects to borrow under its existing revolving credit facility in order to source funds for making the loan to Equitrans Midstream in connection with the Intercompany Loan Agreement.

The Board, by unanimous vote, (i) determined that the execution, delivery and performance of the Intercompany Loan Agreement and the transactions contemplated thereby are in the best interests of Equitrans Midstream and the ETRN Shareholders and (ii) approved the Intercompany Loan Agreement and the transactions contemplated thereby.

Equitrans Midstream intends to apply a portion of the proceeds from the Intercompany Loan Agreement to prepay the amounts outstanding under that certain Credit Agreement, dated as of December 31, 2018 (as amended, the ETRN Term Loan Credit Agreement), among Equitrans Midstream, the lenders from time to time party thereto, Goldman Sachs Bank USA, the administrative agent, PNC Bank, National Associated, as collateral agent, and any other party thereto. Equitrans Midstream also intends to terminate all of the aggregate revolving commitments under that certain Credit Agreement, dated as of October 31, 2018 (as amended, the Equitrans Midstream Credit Facility), among Equitrans Midstream, the lenders from time to time party thereto, PNC Bank, National Association, as administrative agent, and any other parties thereto.

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The Intercompany Loan Agreement has not been executed and the terms thereof remain subject to change. The foregoing summary of the anticipated terms of the Intercompany Loan Agreement has been prepared in good faith based upon assumptions that Equitrans Midstream considers reasonable as of the date hereof, but remains subject to uncertainties and contingencies which may be beyond the control of Equitrans Midstream. No assurances can be given that the Intercompany Loan Agreement will be executed on such terms and the foregoing summary should not be viewed as fact. The actual terms of the Intercompany Loan Agreement may differ significantly from the foregoing summary and no representation or warranty is made with respect to the predictive accuracy thereof. The foregoing summary of the anticipated terms of the Intercompany Loan Agreement has been included to provide investors and security holders with information regarding such anticipated terms and the intended use of proceeds of the Intercompany Loan and is qualified entirely by this paragraph. The foregoing summary is not intended to provide any factual information about Equitrans Midstream, EQM or their respective subsidiaries and affiliates.

Cautionary Statement Regarding Forward-Looking Information

Disclosures in this Current Report contain certain forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Statements that do not relate strictly to historical or current facts are forward-looking. Words such as “could,” “will,” “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this Current Report specifically include the expectations of plans, strategies, objectives and growth and anticipated financial and operational performance of Equitrans Midstream and its affiliates, including whether the EQM Merger, the Restructuring and the Share Purchases will be completed, as expected or at all, and the timing of the closing of the EQM Merger, the Restructuring and the Share Purchases; and whether the conditions to the EQM Merger, the Restructuring and the Share Purchases can be satisfied. These statements involve risks and uncertainties that could cause actual results to differ materially from projected results.

Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Equitrans Midstream has based these forward-looking statements on current expectations and assumptions about future events. While Equitrans Midstream considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond Equitrans Midstream’s control. The risks and uncertainties that may affect the operations, performance and results of Equitrans Midstream’s business and forward-looking statements include, but are not limited to, those set forth in Equitrans Midstream’s publicly filed reports with the Securities and Exchange Commission (the SEC), including those set forth under Item 1A, “Risk Factors” of Equitrans Midstream’s Form 10-K for the year ended December 31, 2019.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Equitrans Midstream assumes no obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Additional Information and Where to Find It

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed EQM Merger will be submitted to the EQM unitholders for their consideration.

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In connection with their proposed merger, Equitrans Midstream and EQM intend to file a registration statement on Form S-4, containing a proxy statement/prospectus (the Form S-4) with the SEC. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Equitrans Midstream or EQM may file with the SEC or send to ETRN Shareholders or the EQM unitholders in connection with the proposed transaction. SHAREHOLDERS OF EQUITRANS MIDSTREAM AND UNITHOLDERS OF EQM ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. When available, investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus and the registration statement, and any other documents that may be filed with the SEC with respect to the proposed transactions free of charge at the SEC’s website, http://www.sec.gov or as described in the following paragraph.

The documents filed with the SEC by Equitrans Midstream may be obtained free of charge at its website (www.equitransmidstream.com) or by requesting them by mail at Equitrans Midstream Corporation, 2200 Energy Drive, Canonsburg, PA 15317, Attention: Corporate Secretary, or by telephone at (724) 271-7600. The documents filed with the SEC by EQM may be obtained free of charge at its website (www.eqm-midstreampartners.com) or by requesting them by mail at EQM Midstream Partners, LP, 2200 Energy Drive, Canonsburg, PA 15317, Attention: Corporate Secretary, or by telephone at (724) 271-7600.

Participants in the Solicitation

Equitrans Midstream, EQM, the EQM General Partner and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed EQM Merger and Equitrans Midstream Stock Issuance. Information regarding the directors and executive officers of Equitrans Midstream is contained in Equitrans Midstream’s Form 10-K for the year ended December 31, 2019. Information regarding the directors and executive officers of the EQM General Partner is contained in EQM’s Form 10-K for the year ended December 31, 2019. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed EQM Merger and Equitrans Midstream Stock Issuance will be included in the proxy statement/prospectus.

Item 9.01 Financial Statements and Exhibits.

(d)       Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of February 26, 2020, by and among Equitrans Midstream Corporation, EQM LP Corporation, LS Merger Sub, LLC, EQM Midstream Partners, LP and EQGP Services, LLC
10.1	Preferred Restructuring Agreement, dated as of February 26, 2020, by and among Equitrans Midstream Corporation, EQM Midstream Partners, LP and the Investors party thereto
10.2	Share Purchase Agreement, dated as of February 26, 2020, by and between Equitrans Midstream Corporation and EQT Corporation
10.3	Share Purchase Agreement, dated as of February 26, 2020, by and between Equitrans Midstream Corporation and EQT Corporation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Equitrans Midstream Corporation hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITRANS MIDSTREAM CORPORATION

Date: February 28, 2020	By:	/s/ Kirk R. Oliver
	Name:	Kirk R. Oliver
	Title:	Senior Vice President and Chief Financial Officer

Signature Page to ETRN 8-K